Exhibit 99.3

OLYMPUS PACIFIC MINERALS INC.
Consolidated Balance Sheets

As at	March 31	December 31
(United States dollars)	2009	2008

ASSETS
Current
Cash	$2,197,179	$4,161,735
Accounts receivable and prepaid expenses	1,994,546	2,487,361
Inventory (note 12)	3,437,312	3,070,362
	7,629,037	9,719,458
Long-term
Property, plant and equipment (note 6)	12,510,579	11,676,076
Mineral properties (note 3)	7,788,590	7,810,307
Deferred exploration and development costs (note 3)	25,401,641	25,076,511
	45,700,810	44,562,894

	53,329,847	54,282,352

LIABILITIES
Current
Accounts payable and accrued liabilities	2,705,472	3,611,948
Capital lease obligations (note 11)	564,426	570,216
Asset retirement obligation (note 4)	191,124	113,022
	3,461,022	4,295,185
Long-term
Asset retirement obligation (note 4)	1,012,216	1,046,883
	1,012,216	1,046,883

	4,473,238	5,342,068

Commitments and contractual obligations (note 9)

SHAREHOLDERS' EQUITY

Share capital (note 7a)	85,438,583	85,095,046
Contributed surplus (note 7a)	6,209,661	6,206,412
Deficit	(42,791,635)	(42,361,174)
	48,856,609	48,940,284

	$53,329,847	54,282,352

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Operations and Comprehensive Loss

For the three months ended March 31 (United States dollars)	2009		2008

Sales - Gold		$2,666,638		$2,878,058

Cost and expenses
Cost of sales		2,389,558		1,644,121
Amortization		696,425		573,069
Management fees and salaries		587,149		831,942
Professional fees		21,313		133,399
Travel		82,257		246,403
Investor relations and promotion		29,157		213,495
Consulting fees		128,468		246,341
Office and general administrative		117,702		165,064
Transfer agent and regulatory fees		72,213		77,609
Royalty expense		27,401		35,927
Shareholders' information		-		8,599
Stock-based compensation (note 7b)		153,101		294,000
Write down of equipment		-		25,634
		4,304,744		4,495,603
Other (income) expense
Interest income		(9,442)		(252,410)
Foreign exchange loss/(gain)		(111,538)		48,343
		(120,980)		(204,067)
Loss and comprehensive loss for the year		(1,517,126)		(1,413,478)

Basic and diluted loss per common share	$	- 0.01	$	- 0.01

Weighted average number of common shares outstanding		233,207,581		232,382,766

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Deficit

For the three month periods ended March 31 (United States dollars)	2009	2008

Deficit
Balance, beginning of year	$41,274,509	42,249,662
Loss for the period	1,517,126	1,413,478
Deficit, end of the period	$42,791,635	43,663,140

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Cash Flows

For the three months ended March 31 (United States dollars)	2009	2008

Operating activities :
Loss for the year	(1,517,126)	(1,413,478)
Items not affecting cash
Amortization	696,425	573,069
Write down of equipment	-	25,634
Stock-based compensation expense	153,101	294,000
Accretion expense	-	17,359
Foreign exchange	(111,538)	36,831
Reclamation costs	-	(17,706)
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	506,101	(411,409)
Accounts payable and accrued liabilities	(843,538)	139,971
Inventory	(222,007)	23,932
Cash used in operating activities	(1,338,582)	(731,797)

Investing activities :
Deferred exploration and development costs	(354,440)	(2,511,639)
Acquisition of property, plant and equipment	(442,433)	(677,988)
Cash used in investing activities	(796,873)	(3,189,627)

Financing activities :
Capital lease payments	(8,875)	(175,079)
Cash provided by financing activities	(8,875)	(175,079)

Increase/(decrease) in cash during the period	(2,144,330)	(4,096,503)

Cash - beginning of the period	4,161,735	26,424,238

Effect of foreign exchange rate changes on cash	179,774	(274,592)

Cash - end of the period	$2,197,179	$22,053,143

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2009
All dollar amounts are in United States Dollars unless otherwise stated

1. Nature of Operations

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia.  The Company focuses its activities on two properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property.

The Company is considered to be in the development stage as a significant amount of the available funding is directed towards exploration activities and developing projects.

2. Basis of Presentation and Significant Accounting Policies

Basis of presentation and consolidation

These interim consolidated financial statements do not include all disclosure required under generally accepted accounting principles for annual financial statements.  The interim consolidated financial statements, however, follow the same accounting policies and methods of application as our most recent annual financial statements.  The interim consolidated financial statements should be read in conjunction with our annual consolidated financial statements.  These financial statements have not been reviewed by our external auditors.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries.  All significant inter-company balances and transactions have been eliminated. Effective from January 1, 2009 the company changed its reporting currency from Canadian dollars to US dollars. All of the company’s revenue and the majority of its expenditures are transacted in US dollars.

Change in Accounting Policies

The Company has adopted the following new Canadian Institute of Chartered Accountants (CICA) guidelines as of January 1, 2009:

Section 3064 - Goodwill and Intangible Assets and Section 3450, Research and Development Costs

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and other Intangible Assets. This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  The standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

Furthermore, the CICA agreed to the withdrawal of Handbook Section 3450, Research and Development Costs and incorporate the provisions of the International Accounting Standards, IAS 38, related to research and development costs into Section 3064.   Research and development costs are of substantially the same character as other expenditures that need to be evaluated against the criteria for recognition of intangible assets.  Accordingly, this standard prohibits the

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2009
All dollar amounts are in United States Dollars unless otherwise stated

capitalization of costs associated with research activities.

On adopting section 3064, there was no effect on the financial statements of the company.

Future Accounting Changes

In January 2008, the CICA issued Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  Section 1582 and Section 1601 are harmonized with IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements.
Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

The above standards will become effective for the Company beginning on January 1, 2011. The Company is reviewing these standards, and has not yet determined the impact, if any, on the consolidated financial statements.

Significant Accounting Policies

Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Critical accounting estimates used in the preparation of the consolidated financial statements involve judgement and are, or could be, affected by significant factors that are beyond management’s control.  Actual results could differ from these estimates.

Cash
Over 95 percent of the Company’s cash is comprised of cash deposited with two major financial institutions in Canada, in interest bearing bank deposit accounts.  The remaining cash is held in bank deposit accounts in Vietnam and the Philippines.

Mineral properties
The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company records its interests in mineral properties and areas of geological interest at cost.  All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2009
All dollar amounts are in United States Dollars unless otherwise stated

production, sold or where management has determined impairment.  The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value.  The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project.  The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the statement of operations.  Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations
Asset Retirement Obligations (ARO) occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs.   Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.  Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.  Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.
The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset.  The fair value of the asset retirement obligation is estimated using the expected cash flow approach discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs
The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation
The monetary assets and liabilities of the Company that are denominated in currencies other than the United States dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the statement of operations. Effective from January 1, 2009 the company changed its reporting currency from Canadian dollars to US dollars. All of the company’s revenue and the majority of its expenditures are transacted in US dollars.

Property, plant and equipment
The Company records building, plant, equipment, and infrastructure at cost. Buildings, plant, equipment, and infrastructure involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset.  Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves.  Computer hardware and software is amortized using the straight-line method over three years.

In the normal course of its business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with other owned assets.

Asset impairment – Long-lived assets
The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

Stock-based compensation
In accordance with Section 3870, the Company uses the fair-value method of accounting for stock options granted to employees and directors.  Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.

The majority of the Company’s stock options vest on the passage of time and continued service requirements.   For some of the stock options granted, the options vest based on meeting two of three criteria:  (a) specified production levels, (b) specified minimum share price and market capitalization and /or (c) minimum threshold of ounces of gold geological resources for the Company.  Compensation expense is recognized for these options based on the best estimate of

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2009
All dollar amounts are in United States Dollars unless otherwise stated

the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates. The Company applies an estimated forfeiture rate when calculating the expense.  Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

Until June 30, 2008 the Company had a bonus share program that allowed non-executive employees to elect to take their bonus in either cash or double the cash amount in common shares.  If the employee chose the share bonus, the common shares will be received one year after the last day of the bonus period.  If the employee chose the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination.  The cash portion of the bonus is recognized as a liability, on a quarterly basis, as the employee services are performed. If the employee elected to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus.  On the issuance of the shares, the liability plus amounts in contributed surplus are credited to common shares.

Loss per share
Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period.  As there is currently a loss per share, there is no dilutive effect from any of the outstanding options and warrants.

Future income taxes
Future income taxes are recorded using the liability method.  Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping Costs
Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Revenue Recognition
Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until the point that gold and silver are uplifted from the gold room at the mine site and the doré bars are consigned for transport to the refinery. The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

Inventory
Inventory is comprised of ore in stockpiles, operating supplies, doré bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

The Company values finished goods, ore in stockpiles and gold in circuit at the lower of cost or net realizable value.

Interest Cost Accounting
Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use.  In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

Financial Instruments
Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Cash
Cash is classified as held-for-trading and recorded at fair value.  The fair value is calculated using published price quotations in an active market, where there is one.  Otherwise fair value represents cost plus accrued interest, which is reasonable given its short-term nature.

Accounts Receivables, Accounts Payable, Accrued Liabilities and Capital Leases
These are classified as loans and receivables or as other financial liabilities all of which are measured at amortized cost.

Long-term debt
Long-term debt is classified as other financial liabilities and accounted for at amortized cost.  Transaction costs related to issuing debt are netted against the loan facility.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2009
All dollar amounts are in United States Dollars unless otherwise stated

3. Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
	March 31 2009	December 31 2008	March 31 2009	December 31 2008
Bong Mieu	$3,220,670	$3,220,670	$9,596,917	$9,271,355
Phuoc Son	4,995,064	4,995,064	16,137,864	16,108,987
Capcapo	-	-	-	753,656
OYM-VN	-	-	915	915
	8,215,734	8,215,734	25,735,696	26,134,913
Write Off (2)	-	-	-	(753,656)
Accumulated amortization (1)	(427,144)	(405,427)	(334,055)	(304,745)
Total	$7,788,590	$7,810,307	$25,401,641	$25,076,511

(1)	Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006.
(2)
Write-off of $753,656 of Deferred Exploration costs in 2008 relates to the Capcapo property where exploration activities have been halted due to the uncertainty of the current economic climate and the outcome of community consultation.

Bong Mieu Gold Property

The Company holds Mining and Investment Licences covering thirty square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu Underground (an underground deposit) and Bong Mieu East (a potentially open-pit deposit). Olympus acquired this project in 1997.  Olympus owns 80 percent and the Company’s Vietnamese partner owns twenty percent of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006.  The Company pays a two percent royalty based on eighty percent of the revenues of Bong Mieu Central to Zedex Minerals Limited.  In addition to the two percent royalty, the Company pays a three percent net smelter return royalty equal to three percent of the sales price when the gold is smelted in Vietnam.

Phuoc Son Gold Property

The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province.   In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Mien Trung Industrial Company ("Minco"), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2009
All dollar amounts are in United States Dollars unless otherwise stated

determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

Ore mined from Phuoc Son is currently being trucked to the Bong Mieu processing facility under a temporary trucking permit received on March 17, 2009.  The temporary trucking permit expires on May 18, 2009 during which time Phuoc Son is permitted to truck up to 12,000 tonnes of ore.  The directors and management of the Company currently expect that the trucking permit will be extended without significant impact on operations.  However, should the temporary trucking permit not be extended or a new trucking permit received, the Company would need to consider alternative methods to process the Phouc Son deposit.

4. Asset Retirement Obligation

	March 31 2009	December 31 2008
Balance, beginning of the year	$1,159,904	$699,842
Liabilities incurred	42,760	402,036
Liabilities settled	(5,600)	(145,013)
Foreign exchange	6,276	160,046
Accretion	-	42,994
Balance, end of the period	1,203,340	1,159,905
Current portion	191,124	113,022
Non-current portion	$1,012,216	$1,046,883

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam.  The Company estimated the cost of rehabilitating the sites at $1,203,339 over the next 8 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9 percent.

The $1,203,339 will be spent as follows: 2009 – $191,123; 2010 – $171,818; 2011 – $207,542; 2012 – $531,105; 2013 – $31,736; and 2014 and thereafter – $70,015.

5. Loan Facility

The Company maintains a good working relationship with Macquarie Bank Limited of Sydney, Australia even although its earlier Non-Revolving Debt Facility was repaid in full in 2007.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2009
All dollar amounts are in United States Dollars unless otherwise stated

6. Property, Plant & Equipment

	March 31, 2009			December 31, 2008
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Building	$955,714	$441,182	$514,532	$884,337	$360,726	$523,611
Leasehold improvements	130,877	80,206	50,671	122,644	67,100	55,544
Machinery and equipment	7,891,869	2,918,308	4,973,561	7,112,255	2,332,826	4,779,429
Office equipment, furniture and fixtures	1,023,865	610,169	413,696	1,030,1571	613,133	417,025
Vehicles	391,970	269,806	122,164	363,505	238,101	125,404
Infrastructure	4,042,497	1,272,997	2,769,500	3313,310	1,043,317	2.269,993
Capital Assets in progress	3,666,455	-	3,666,455	3,505,070	-	3,505,070
	$18,103,247	$5,592,668	$12,510,579	$16,331,278	$4,655,202	$11,676,076

7. Capital Stock

Capital Management

The Company defines capital that it manages as its shareholders equity.  In the past year, we have raised cash by issuing equity instruments. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long term growth strategy.

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry.  The Company may face lengthy development lead times, as well as risks associated with raising capital, rising capital costs and timing of project completion because of the availability of resources, permits and other factors beyond control.  The operations are also affected by potentially significant volatility of the gold mineral cycles.

The Company continually assesses the adequacy of its capital structure and makes adjustments within the context of its strategy, the mineral resources industry, economic conditions and the risk characteristics of our assets.  To adjust or maintain the capital structure, the Company may obtain additional financing or issue new equity instruments.

The Company, at this stage, manages its capital structure by performing the following:
•	Maintaining a liquidity cushion in order to address the operational and/or industry disruptions or downturns;
•	Preparing detailed budgets by project that are approved by the Board for development, exploration and corporate costs;
•	Routine internal reporting and Board meetings to review actual versus budgeted spending; and

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2009
All dollar amounts are in United States Dollars unless otherwise stated

•	Detailed project financial analysis to determine new funding requirements.

At March 31, 2009, the Company has no debt and a cash balance of $2,197,179 which represents our preferred minimum liquidity cushion.

Total managed capital as at March 31, 2009 was $48,856,609 [December 31, 2008 - $48,940,284].  The Company has no obligation to pay dividends on share capital.

a) Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the year ended December 31, 2008 and the period ended March 31, 2009.

	Number of Shares	Amount $
Common shares, January 1, 2008	232,377,011	$85,073,451

Bonus common shares issued	46,090	$21,595
Common shares, December 31, 2008	232,423,101	$85,095,046

Bonus common shares issued	784,480	$343,537
Common shares, March 31, 2009	233,207,581	$85,438,583

The following table shows movements in contributed surplus of the Company for year ended December 31, 2008 and the three-month period ended March 31, 2009.

	March 31 2009	December 31 2008
Balance, beginning of the year	$6,206,412	$5,293,608
Options granted and vested during the period	153,101	826,792
Bonus common shares granted and vested during the period	-	95,200
Bonus common shares issued	(149,852)	(9,188)
Balance, end of the period	$6,209,661	$6,206,412

b) Stock Options

On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan.  Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2009
All dollar amounts are in United States Dollars unless otherwise stated

The following table provides a summary of the stock option activity for the year ended December 31, 2008 and three-month period ended March 31, 2009.

	March 31, 2009		December 31, 2008
	Number of Options	Weighted Average Exercise Price $CAD	Number of Options	Weighted Average Exercise Price $CAD
Outstanding, beginning of the year	19,589,184	0.52	17,592,334	0.53
Granted	-	-	4,121,850	0.42
Exercised	-	-	-	-
Cancelled/ Expired	-	-	(2,125,000)	0.42
Outstanding, end of the period	19,589,184	0.52	19,589,184	0.52
Options exercisable at the end of the period	14,041,284	0.52	14,041,284	0.52

The following table summarizes information about the stock options outstanding for the period ended March 31, 2009.

Options Outstanding				Options Exercisable
Range of Exercise Prices $CAD	Number Outstanding As at March 31, 2009	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $CAD	Number Exercisable As at March 31, 2009	Weighted Average Exercise Price $CAD
$0.30 - 0.36	5,530,000	1.49	0.32	5,530,000	0.32
$0.40 - 0.45	4,350,184	3.56	0.40	1,835,617	0.43
$0.50 - 0.55	609,000	1.61	0.52	609,000	0.52
$0.60 - 0.65	4,850,000	3.15	0.65	3,150,000	0.57
$0.75	4,250,000	2.94	0.75	2,916,667	0.75
	19,589,184		0.52	14,041,284	0.52

During the three-month period ended March 31, 2009, no options were granted.  The exercise price of most of the other outstanding options was determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date.  The vesting period for the most of the remaining outstanding options is: 1/3 on date of grant; 1/3 after 12 months from the grant date and another 1/3 after 24 months from the grant date.

The total share compensation expense recognized for stock options during the three-month period ended March 31, 2009 is $153,101 [2008 - $826,793].

c) Warrants

The following table shows movements in number of warrants of the Company for the year ended December 31, 2008 and the three-month period ended March 31, 2009.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2009
All dollar amounts are in United States Dollars unless otherwise stated

	March 31, 2009		December 31, 2008
	Number of Warrants	Weighted Average Exercise Price $CAD	Number of Warrants	Weighted Average Exercise Price $CAD
Outstanding, beginning of the year	19,554,716	0.80	21,344,716	0.78
Granted (see note 6a)	-	-	-
Exercised	-	-	-
Expired[1]	-	-	(1,790,000)	0.58
Outstanding, end of the period	19,554,716	0.80	19,554,716	0.80
1.  The warrants that expired related to the March 31, 2006 private placement.

The following is a summary of the warrants outstanding as at March 31, 2009:

Exercise Prices $CAD	Number Outstanding As at March 31, 2009	Expiry date
$0.80	19,230,769	August 10, 2009
$0.80	323,947	September 7, 2009
	19,554,716

d) Bonus Share Program for Non-Executive Employees

In 2008, for the bonus period from July 15, 2007 to January 15, 2008, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to 1 year service requirement, 366,600 common shares on January 15, 2009.  On the grant date, the fair value of the 2007 incremental share award including the cash bonus is $176,600.

The total compensation expense recognized for the bonus share program for the three-month period ended March 31, 2009 was nil [2008 - $106,660].

e)  Deferred Share Units

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board of Directors.   Under this plan, fees are paid as deferred share units [“DSUs”] whose value is based on the market value of the common shares.   Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.   The deferred share units are paid out in cash upon retirement/resignation.  The value of DSU cash payment changes with the fluctuations in the market value of the common shares.   Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the Consolidated Statements of Operation in the period of the change.  Total DSUs granted as at March 31, 2009 were 466,668 units.  No DSUs were granted during the first quarter ended March 31, 2009.  Liabilities related to this plan are recorded in accrued liabilities in the Consolidated Balance Sheet and totalled $51,197 as at March 31, 2009.  Compensation expense related to this plan for the quarter ended March 31, 2009 was $22,617.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2009
All dollar amounts are in United States Dollars unless otherwise stated

8. Related Party Transactions

The Company entered into the following related party transactions:

	Three months period ended March 31
	2009	2008
Consulting & legal fees	$22,652	$28,323
Management fees	$156,517	$307,367
Reimbursement of expenses	$23,408	$92,938
Royalties	$27,401	$35,924

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Consulting and legal fees

Consulting services provided by Jura Trust and Spencer Enterprises Limited which is associated with John Seton, a director of the Company.   Legal services provided by Claymore Law where John Seton is a principal.   The services provided are not under contract as the consulting and legal services are provided when required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2009 and 2008; Momentum Resources International Pty Limited associated with Colin Patterson in 2009 and 2008; Wholesale Products Trading Limited associated with Peter Tiedemann in 2009 and  2008; Action Management Limited associated with Charles Barclay in 2009 and 2008,and Cawdor Holding Limited associated with Russell Graham in 2009 and 2008. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.

Royalties

On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2009
All dollar amounts are in United States Dollars unless otherwise stated

9. Commitments and Contractual Obligations

As at March 31, 2009
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	564,426	564,426	-	-	-	-
Operating leases	557,626	147,749	86,505	78,281	79,394	165,697
Purchase obligations - supplies & services	3,147,770	3,001,835	145,935	-	-	-
Purchase obligations - capital	108,445	108,445	-	-	-	-
Asset retirement obligations	1,203,340	191,124	171,819	207,542	531,105	101,750
Total	5,581,607	4,013,579	404,259	285,823	610,499	267,447

10. Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and capital lease obligations.  The carrying amount of cash, receivables, capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities.

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company’s corporate office and foreign operations evaluate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.

Market and commodity price risk

The profitability of the operating mine of the Company is related to the market price of gold and silver. At present, the Company does not use derivative instruments.  The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within two weeks of shipment.

During the first quarter of 2009 the company sold gold at the weighted average price of US$917. A change of US $100 in the gold price per ounce the Company received would have changed the Company’s net loss by approximately $295,000 in 2009.

Foreign exchange risk

Note: Effective from January 1, 2009 the company has changed its reporting currency from Canadian dollar to US dollar and all of its revenue and the majority of its expenditure are transacted in US dollar.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2009
All dollar amounts are in United States Dollars unless otherwise stated

The Company operates in Canada, Vietnam, and the Philippines. The functional and reporting currency of the parent company effective from January 1, 2009 has been changed to US dollar. The functional currency of significant subsidiaries is also in US dollars.  The subsidiaries transact in a variety of currencies but primarily in the US dollar and Vietnamese Dong.

Foreign exchange risk arises because the amount of the local currency receivable or payable for transactions denominated in foreign currencies may vary due to changes in exchange rates (“transaction exposures”) and because the financial statements of the Company may vary on consolidation into Canadian dollars (“translation exposures”).

The most significant transaction exposure arises in the corporate office in Canada. The balance sheet of the corporate office includes US and Canadian dollar cash.  The corporate office is required to revalue the US dollar equivalent of the Canadian dollar cash at each period end. Foreign exchange gains and losses from the cash are recorded in earnings.

Translation exposure arises when the Company consolidates its financial statements in US dollars.  The monetary assets and liabilities of the Company that are denominated in currencies other than the US dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the statement of operations.

At present, the Company does not hedge foreign currency transaction or translation exposures.

Interest rate risk

There were no derivative instruments related to interest rates outstanding as at March 31, 2009 and March 31, 2008.

Credit risk

Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counter party credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counter parties, taking into account their financial position, past experience and other factors. The company minimises its exposure by holding cash with two major financial institutions in Canada.

One customer accounts for all sales and trade accounts receivable. Credit risk exposure is mitigated because the Company can sell the gold doré bars it produces to many different refineries and payment from the refinery is typically received within two weeks of shipment. The Company’s receivables are all current.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at March 31, 2009, the Company was holding cash and cash equivalents of US$2,197,179.  Over 97 percent of the Company’s cash balance is comprised of cash deposited with two major Canadian financial

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2009
All dollar amounts are in United States Dollars unless otherwise stated

institutions in interest bearing bank deposit accounts. A table of commitments and contractual obligations of the Company are presented in note 9.

11. Capital Lease Obligations

The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	March 31, 2009	December 31, 2008
Total minimum lease payment	$564,426	$570,216
Less: current portion	(564,426)	(570,216)
	$-	$-

12. Inventory

	March 31, 2009	December 31, 2008
Doré Bars	$239,425	$155,518
Ore in stockpiles	347,210	311,371
Gold in circuit	320,966	174,375
Mine operating supplies	2,529,711	2,429,098
Total	$3,437,312	$3,070,362

13. Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and “a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property.  All previously capitalised costs in relation to this project have been written-off in 2008, refer to note 3.

14. Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2009 consolidated financial statements.

END OF NOTES TO FINANCIAL STATEMENTS